Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005	Phone: 636-530-8000 Fax: 636-530-8701 www.insituform.com

July 21, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Errol Sanderson, Financial Analyst

 RE:              Insituform Technologies, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2007
     File No. 000-10786

Dear Mr. Sanderson,

We are in receipt of the staff's comment letter dated July 1, 2008 (the “Comment Letter”) regarding the Form 10-K for the fiscal year-ended December 31, 2007 for Insituform Technologies, Inc. (the “Company”).  As we discussed today, the Company anticipates filing its response to the Comment Letter on or about July 30, 2008.  If you have any questions, please contact me at (636) 530-8033 or by email at dmartin@insituform.com.  Thank you.

    Very truly yours,

    INSITUFORM TECHNOLOGIES, INC.

    /s/ David A. Martin

    David A. Martin,
    Vice President and Chief Financial Officer

cc:           Terence O’Brien
SEC Branch Chief